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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                           Interlink Electronics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    458751104
                                 (CUSIP Number)

                                 August 12, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  458751104

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
              Potomac Capital Management LLC
              13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [  ]
            (b)     [  ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
              New York

Number of          5.   Sole Voting Power
Shares                  959,490
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        959,490

                   8.   Shared Dispositive Power
                        0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            959,490 shares consisting of 552,390 shares of Common Stock; 271,400 shares of Preferrred Stock; and Warrants to purchase 135,700 shares of Common Stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            6.8%(1)

     12.    Type of Reporting Person (See Instructions)
            HC; OO (Limited Liability Corporation)

----------
(1) Based on 13,782,645 shares of the issuer's Common Stock outstanding as of August 8, 2008; 271,400 shares of Preferred Stock; and Warrants to purchase 135,700 shares of Common Stock.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
              Potomac Capital Management Inc.
              13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  [   ]
            (b)  [   ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            Delaware

Number of          5.   Sole Voting Power
Shares                   1,361,199
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        1,361,199

                   8.   Shared Dispositive Power
                        0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,361,199 shares consisting of 780,204 shares of Common Stock; 387,330 shares of Preferred Stock; and Warrants to purchase 193,665 shares of Common Stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            9.5%(2)

     12.    Type of Reporting Person (See Instructions)
             HC; CO


------------
(2) Based on 13,782,645 shares of the issuer's Common Stock outstanding as of August 8, 2008; 387,330 shares of Preferred Stock; and Warrants to purchase 193,665 shares of Common Stock.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
              Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [   ]
            (b)   [   ]

     3.     SEC Use Only

     4.
            Citizenship or Place of Organization
              U.S. Citizen

Number of          5.   Sole Voting Power
Shares                  10,100
Beneficially
Owned by           6.   Shared Voting Power
Each                    2,320,689
Reporting
Person With        7.   Sole Dispositive Power
                        10,100

                   8.   Shared Dispositive Power
                        2,320,689

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,789 shares consisting of 1,342,694 shares of Common Stock; 658,730 shares of Preferred Stock; and Warrants to purchase 329,365 shares of Common Stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            13%(3)

     12.    Type of Reporting Person (See Instructions)
            IN; HC

------------
(3) Based on 13,782,645 shares of the issuer's Common Stock outstanding as of August 8, 2008; 658,730 shares of Preferred Stock; and Warrants to purchase 329,365 shares of Common Stock.

Item 1.
           (a)  Name of Issuer
                Interlink Electronics, Inc.
           (b)  Address of Issuer's Principal Executive Offices
                546 Flynn Road
                Camarillo, CA 93012

Item 2.
           (a)  Name of Person Filing
                Potomac Capital Management LLC
           (b) Address of Principal Business Office or, if none, Residence 825 Third Avenue
                33rd Floor
                New York, New York 10022
           (c)  Citizenship
                New York.

           (a)  Name of Person Filing
                Potomac Capital Management Inc.
           (b) Address of Principal Business Office or, if none, Residence 825 Third Avenue
                33rd Floor
                New York, New York 10022
           (c)  Citizenship
                Delaware.

           (a)  Name of Person Filing
                Paul J. Solit
           (b) Address of Principal Business Office or, if none, Residence c/o Potomac Capital Management LLC
                825 Third Avenue
                33rd Floor
                New York, New York 10022
           (c)  Citizenship
                U.S. Citizen

           (d)  Title of Class of Securities
                Common Stock, par value $0.00001 per share
           (e)  CUSIP Number
                458751104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
            Not Applicable

           (a)  [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

           (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

           (d)  [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;

           (e)  [ ]   An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

           (f)  [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

           (g)  [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

           (h)  [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

           (i)  [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

           (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.      Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

POTOMAC CAPITAL MANAGEMENT LLC
             (a)  Amount beneficially owned:   959,490
             (b)  Percent of class:    6.8%
             (c)  Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote 959,490
                (ii)    Shared power to vote or to direct the vote 0
                (iii) Sole power to dispose or to direct the disposition of 959,490
                (iv)    Shared power to dispose or to direct the disposition of
                        0

POTOMAC CAPITAL MANAGEMENT INC.
             (a) Amount beneficially owned: 1,361,199
             (b) Percent of class: 9.5%
             (c) Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote 1,361,199
                (ii)    Shared power to vote or to direct the vote 0
                (iii) Sole power to dispose or to direct the disposition of 1,361,199
                (iv)    Shared power to dispose or to direct the disposition of
                        0

PAUL J. SOLIT
             (a) Amount beneficially owned: 2,330,789
             (b) Percent of class: 13%
             (c) Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote 10,100
                (ii)    Shared power to vote or to direct the vote 2,320,689
                (iii)   Sole power to dispose or to direct the disposition of
                        10,100
                (iv) Shared power to dispose or to direct the disposition of 2,320,689

Item 5.      Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five
percent of the class of securities, check the following    [    ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
Not Applicable.

Item 9.      Notice of Dissolution of Group
Not Applicable.

Item 10.     Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 9th day of September, 2008



                               POTOMAC CAPITAL MANAGEMENT LLC

                               By:   /s/ Paul J. Solit
                                     Paul J. Solit, Managing Member

                               POTOMAC CAPITAL MANAGEMENT INC.

                               By:   /s/ Paul J. Solit
                                     Paul J. Solit, President

                               PAUL J. SOLIT

                               By:   /s/ Paul J. Solit
                                     Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B   Joint Filing Agreement dated September 9, 2008 among Potomac Capital
            Management LLC, Potomac Capital Management, Inc. and Paul J. Solit